Exhibit 4.1

AMENDMENT NO. 1

TO THE

INDENTURE

Amendment No. 1 dated as of September 28, 2006, (the “Amendment”) to the Indenture dated as of May 1, 2006 (the “Indenture”) by and among NovaStar Mortgage Funding Trust, Series 2006-MTA1 (the “Issuing Entity”), JPMorgan Chase Bank, National Association, as Indenture Trustee (the “Indenture Trustee”) and J.P. Morgan Trust Company, National Association, as Co-Trustee (the “Co-Trustee”).

WHEREAS, in connection with the administration of the Notes issued under the Indenture, it was determined that the Indenture contained certain ambiguities and/or defective and/or inconsistent provisions which require supplementation and/or correction to provide for the proper administration of the Notes consistent with the intent of the parties and the expectations of the Noteholders;

NOW, THEREFORE, the parties to the Indenture, desiring so to supplement and/or correct such provisions, do hereby agree as follows:

Section 1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have their respective meanings as set forth in the Indenture.

Section 2. Amendments.

(a) Section 8.01(g) of the Indenture, previously “Reserved”, shall read as follows:

For any Payment Date, Net Negative Amortization will be allocated among the Class A and the Class M Notes in an amount equal to the excess, if any, for each such class of (i) the amount of interest accrued on the related Class Note Balance during the related Interest Accrual Period at the applicable Note Rate for such class, over (ii) the amount of such interest that would have accrued had the Note Rate for such class equaled the related Adjusted Cap Rate for such class and Payment Date. The amount of current interest allocable to each class of Notes will be reduced by the amount of Net Negative Amortization allocable to such class of Notes (as provided in clause (ii) of the definition of “Accrued Note Interest”) and such Net Negative Amortization will be added to the Class Note Balance of such class of Class A and Class M Notes (as provided in the definition of “Class Note Balance”) unless paid on such Payment Date pursuant to Section 8.01(e)(vi) hereof.

(b) The following definition of “Adjusted Cap Rate” is hereby added to Appendix I:

“Adjusted Cap Rate”: For the Class A and Class M Notes and for any Payment Date, the excess of (i) the Available Funds Cap Rate over (ii)(a) the product of (I) the Net Negative Amortization for the Mortgage Loans for such Payment Date, and (II) 360 divided by the actual days in the related Accrual Period, divided by (b) the aggregate Class Note Balance of the Class A and Class M Notes immediately prior to such Payment Date.

(c) The definition of “Available Funds Cap Rate” in Appendix I is hereby amended and restated to read as follows:

“Available Funds Cap Rate. With respect to the Class A and Class M notes, the product of (i)(a) the excess of (x) the monthly interest due at the weighted average of the Net Mortgage Rates for the mortgage loans plus amounts on deposit in the Capitalized Interest Account, multiplied by 12, over (y) the Class X Note Rate then in effect multiplied by the Class X Notional Balance immediately prior to the related payment date divided by (b) the aggregate principal balance of the Class A and Class M notes immediately prior to such payment date and (ii) 30 divided by the actual days in the related Accrual Period.

(d) The definition of “Class X Notional Balance” in Appendix I is hereby amended and restated to read as follows:

“Class X Notional Balance”: Immediately prior to any Payment Date after the first Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Due Period (prior to giving effect to scheduled payments due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period). The Class X Notional Balance immediately prior to the first Payment Date will equal the aggregate Cut-off Date Principal Balance of the Initial Mortgage Loans.

2. Condition to effectiveness. As a condition to the effectiveness of this Amendment, an Opinion of Counsel satisfying the requirements of Section 9.01 of the Indenture has been received by the parties hereto.

3. Effect of Amendment. This Amendment to the Indenture shall be effective and the Indenture shall be deemed to be modified and amended in accordance herewith retroactively to its initial date. The respective rights, limitations, obligations, duties, liabilities and immunities of the Issuing Entity, the Co-Trustee and the Indenture Trustee shall hereafter be determined, exercised and enforced subject in all respects to such modifications and amendments, and all the terms and conditions of this Amendment shall be and be deemed to be part of the terms and conditions of the Indenture for any and all purposes. The Indenture, as amended hereby, is hereby ratified and confirmed in all respects.

4. The Indenture in Full Force and Effect as Amended. Except as specifically amended hereby, all the terms and conditions of the Indenture shall remain in full force and effect and, except as expressly provided herein, the effectiveness of this Amendment shall not operate as, or constitute a waiver or modification of, any right, power or remedy of any party to the Indenture. All references to the Indenture in any other document or instrument shall be deemed to mean the Indenture as amended by this Amendment.

5. Counterparts. This Amendment may be executed by the parties in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Amendment shall become effective when counterparts hereof executed on behalf of such party shall have been received.

5. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed therein.

6. Limitation of Owner Trustee Liability. It is expressly understood and agreed by the parties that (a) this document is executed and delivered by Wilmington Trust Company, not individually or personally, but solely as Owner Trustee, in the exercise of the powers and authority conferred and vested in it, pursuant to the Trust Agreement, (b) each of the representations, undertakings and agreements herein made on the part of the Issuing Entity is made and intended not as personal representations, undertakings and agreements by Wilmington Trust Company but is made and intended for the purpose for binding only the Issuing Entity, (c) nothing herein contained shall be construed as creating any liability on Wilmington Trust Company, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any person claiming by, through or under the parties hereto, and (d) under no circumstances shall Wilmington Trust Company be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Issuing Entity under this Amendment or any other related documents.

IN WITNESS WHEREOF, the Issuing Entity, the Indenture Trustee and the Co-Trustee have caused this Amendment to be duly executed by their respective officers thereunto duly authorized, all as of the day and year first above written.

NOVASTAR MORTGAGE FUNDING TRUST, SERIES 2006-MTA1

By:	WILMINGTON TRUST COMPANY, not in its individual capacity, but solely as Owner Trustee under the Trust Agreement

By:	/s/ Michele C. Hara
Name:	Michele C. Hara
Title:	Financial Services Officer

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as Indenture Trustee

By:	/s/ Andrew M. Cooper
Name:	Andrew M. Cooper
Title:	Assistant Vice President

J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION, as Co-Trustee

By:	/s/ Melissa Adelson
Name:	Melissa Adelson
Title:	Authorized Signor

[Signature page to Amendment No. 1 to the Indenture]